UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                             R&B FALCON CORPORATION
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    74912E101
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1998
                            ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                                              Page 2 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Rig Investments, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  15,708,608
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   15,708,608
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            15,708,608

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    9.51%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Rig Co.

2        Check the Appropriate Box If a Member of a Group*
                                                       a.  [_]
                                                       b.  [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  15,785,306
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   15,785,306
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            15,785,306

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    9.56%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  742,783
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   742,783
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            742,783

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    .45%

14       Type of Reporting Person*

                  IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  17,700,373
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   17,700,373
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            17,700,373

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    10.72%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages


          This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of R&B Falcon Corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D dated January 12, 1998 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)       S-C Rig Investments, L.P. ("S-C Rig");

(ii)      S-C Rig Co.;

(iii)     Chatterjee Fund Management, L.P. ("CFM") and

(iv)      Dr. Purnendu Chatterjee ("Dr. Chatterjee").

          This Statement relates to the Shares held for the accounts of S-C Rig, S-C Rig Co., CFM, Furzedown (as defined herein), Dr. Chatterjee and Chatterjee Charitable (as defined herein).

          CFM is a Delaware limited partnership. Dr. Chatterjee is the sole general partner of CFM. The principal business of CFM is to invest in securities. The principal office of CFM is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) S-C Rig may be deemed the beneficial owner of 15,708,608 Shares (approximately 9.51% of the total number of Shares which would be outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of: (A) 15,705,592 Shares held for its account and (B)
3,016 Shares issuable upon exercise of warrants held for its account. Each warrant held for the account of S-C Rig is exercisable for 1 Share at a price of $0.01 per Share.

                                                              Page 7 of 12 Pages


               (ii) S-C Rig Co. may be deemed the beneficial owner of 15,785,306 Shares (approximately 9.56% of the total number of Shares outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of: (A) 76,698 Shares held for its account and (B) the 15,708,608 Shares held for the account of S-C Rig (includes Shares issuable upon exercise of warrants).

               (iii) CFM may be deemed the beneficial owner of the 742,783 Shares held for its account (approximately .45% of the total number of Shares outstanding).

               (iv)  Dr.  Chatterjee  may be  deemed  the  beneficial  owner  of
17,700,373 Shares (approximately 10.72% of the total number of Shares outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of (A) 745,484 Shares held for his account, (B) the 15,708,608 Shares held for the account of S-C Rig (includes Shares issuable upon exercise of warrants), (C) 76,698 Shares held for the account of S-C Rig Co.,
(D) 176,800 Shares held for the account of Furzedown Trading Limited ("Furzedown"), which may be deemed to have granted Dr. Chatterjee voting and dispositive power over the Shares reported herein as held by it (E) 742,783 Shares held for the account of CFM and (F) 250,000 Shares held for the account of Chatterjee Charitable Foundation ("Chatterjee Charitable"), of which Dr. Chatterjee is a Trustee.

          (b) (i) S-C Rig has sole power to direct the voting and disposition of the 15,708,608 Shares held for its account (includes Shares issuable upon exercise of warrants).

               (ii) S-C Rig Co. has sole power to direct the voting and disposition of the 76,698 Shares held for its account.

                    S-C Rig Co. may be deemed to have the sole power to direct the voting and disposition of the 15,708,608 Shares held, or issuable upon the exercise of the warrants reported herein as being held, for the account of S-C Rig.

               (iii) Dr. Chatterjee has the sole power to direct the voting and disposition of the 745,484 Shares held for his account.

                    Dr. Chatterjee may be deemed to have the sole power to direct the voting and disposition of the 16,954,889 Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the accounts of S-C Rig, S-C Rig Co., CFM, Furzedown and Chatterjee Charitable.

          (c) Except as disclosed in Annex A hereof, there have been no transactions effected with respect to the Shares since April 27, 1998 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The partners of S-C Rig have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig in accordance with their partnership interests in S-C Rig.

               (ii) The partners of CFM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares described herein as being held for the account of CFM in accordance with their partnership interests in CFM.

                                                              Page 8 of 12 Pages


               (iii) Dr. Chatterjee, as sole shareholder of S-C Rig Co., has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares described herein as being held for the account of S-C Rig Co.

               (iv) Dr. Chatterjee has the sole right to receive dividends from, or proceeds from the sale of, the Shares described herein as being held directly for his personal account.

               (v) The shareholders of Furzedown have the right to participate in the receipt of dividends from, and proceeds from the sale of Shares described herein as being held directly for the account of Furzedown in accordance with their ownership interests in Furzedown.

               (vi) The beneficiaries of Chatterjee Charitable have the right to participate in the receipt of dividends from, and proceeds from the sale of Shares described herein as being held directly for the account of Chatterjee Charitable.

          (e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

          C. Joint Filing Agreement, dated as of June 26, by and among S-C Rig, S-C Rig Co., CFM and Dr. Chatterjee.

                                                              Page 9 of 12 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 1998                     S-C RIG INVESTMENTS, L.P.

                                        By:  S-C RIG CO., its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                        S-C RIG CO.

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        PURNENDU CHATTERJEE

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact



                                                                                      Page 10 of 12 Pages


                                                 ANNEX A

                                RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                          R&B FALCON CORPORATION



                             Date of         Nature of                 Number of               Price Per
For the Account of         Transaction      Transaction                 Shares                  Shares
------------------         -----------      -----------                ---------               ---------
S-C Rig                    5/01/98          Distribution/1/            1,000,000               Not Applicable
                           6/01/98          Sell                           1,000               $28.0000
                           6/02/98          Sell                          69,000               $28.0091
                           6/03/98          Sell                           1,700               $28.0000
                           6/23/98          Sell                         100,000               $24.1250
                           6/24/98          Sell                          36,800               $24.3055




--------
/1/       On May 1, 1998 S-C Rig distributed  1,000,000 Shares to certain of its partners,  in accordance with the terms of its partnership agreement.



                                                             Page 11 of 12 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


C.        Joint Filing  Agreement,  dated as of June 26, 1998, by
          and  among  S-C Rig  Investments,  L.P.,  S-C Rig  Co.,
          Chatterjee  Fund  Management,  L.P.  and  Dr.  Purnendu
          Chatterjee.............................................          12